November 20, 2018

Stephan Wallach
Chief Executive Officer
Youngevity International, Inc.
2400 Boswell Road
Chula Vista, California 91914

       Re: Youngevity International, Inc.
           Amendment No. 1 to Registration Statement on Form S-3
           Filed November 13, 2018
           File No. 333-227866

Dear Mr. Wallach:

       We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our reference to a prior comment is to a comment in our November 5, 2018 letter.

Amendment No. 1 to Registration Statement on Form S-3

General

1. We note your response to comment 3 that your true-up shares are substantially the same as earn out shares, which are eligible for resale on Form S-3 per Question
116.05 of our
       Securities Act Forms Compliance and Disclosure Interpretations. Please note that the accommodation in Question 116.05 is limited to earn out provisions in business combination transactions. Please remove the true-up shares as they may not be registered at this time or provide us with your analysis showing how you determined that there was a completed private placement under Section 4(a)(2) of Securities Act 1933. Refer to
       Question 116.19 of our Securities Act Forms Compliance and Disclosure Interpretations
       for guidance.
 Stephan Wallach
Youngevity International, Inc.
November 20, 2018
Page 2




       Please contact Jennifer L pez, Staff Attorney, at (202) 551-3792 or Lilyanna Peyser,
Special Counsel, at (202) 551-3222 with any other questions.



FirstName LastNameStephan Wallach                          Sincerely,
Comapany NameYoungevity International, Inc.
                                                           Division of
Corporation Finance
November 20, 2018 Page 2                                   Office of Consumer
Products
FirstName LastName